

Mail Stop 7010

May 22, 2006

Mr. H. Warren Jaynes
Chief Financial Officer
Electric Aquagenics Unlimited, Inc.
1464 W. 40 S. Suite #200
Lindon, UT 84042-1629

> **RE:** **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **File No. 0-51807**

Dear Mr. Jaynes:

　　We previously sent a letter to you dated February 15, 2006. In our letter, we requested a response within 10 business days. As of today, we have not received your written response. Please promptly provide us with a written response to the remaining comments from our February 15 letter. The remaining comments in our previous letter are repeated below, as they apply to your December 31, 2005 Form 10-KSB.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

Item 6 – Management's Discussion and Analysis or Plan of Operation, page 22

Liquidity and Capital Resources, page 30

2. Please discuss in your liquidity section the changes in your investing and financing cash flows as depicted in your statement of cash flows. See the SEC Interpretive Release No. 33-8350.

Item 7 – Financial Statements

General

3. It appears that you have three operating segments beginning in 2005. Please confirm that you have determined that these three operating segments are also reportable segments. If you believe that you meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation of your operating segments into less than three reportable segments, provide us with the analysis you performed in reaching this conclusion. In addition, please tell us why you have not provided the disclosures required by paragraph 33 of SFAS 131 in your 2005 Forms 10-QSB. If the paragraph 33 information should have been included, please amend your 2005 Forms 10-QSB accordingly to include it.

Note 1 – Business Description and Significant Accounting Policies, page F-10

General

4. Please disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10, and the line item these excluded amounts are included in.

Warranties, page F-11

5. Please revise to include the disclosure required by paragraph 14 of FIN 45 for each period presented.

Earnings Per Share, page F-12

6. Please disclose how you are treating the restricted shares you have issued in computing your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 8 – Acquisition of Business, page F-16

7. Per Items 310(c) and (d) of Regulation S-B, historical financial statements of the acquired business and pro forma financial information might be required to be filed, based upon the results of significance tests performed in accordance with Items 310(c)(2) and (3) of Regulation S-B. Please provide us with your significance tests for each period presented and file a Form 8-K with the required audited financial statements and pro forma information.

Note 9 – Related Party Transactions, page F-16

Sales to Affiliate, page F-16

8. Please tell us more regarding the conversion of your accounts receivable to long term notes receivable. What are the stated maturity dates of the notes receivable? Is there a minimum payment plan associated with the notes receivable, and if so, have payments been received in accordance with the plan? What is your basis for believing these amounts will be collected? When do you think full payment will be received and why has almost nothing been paid to date? Why do you think this trend is going to change?

Note 10 – Senior Convertible Debt, page F-17

9. Please provide us with detailed computations which support your conclusion that you have a derivative liability in the amount of $5,353,716 at December 31, 2005.

Note 17 – Loss Per Share, page F-23

10. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

<u>FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006</u>

<u>General</u>

11. Please address the above comments in your interim filings as well.

<u>Item 3 – Controls and Procedures, page 18</u>

12. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report and amend your Form 10-QSB to state whether or not they are effective. See Item 307 of Regulation S-B.

<u>Exhibit 32</u>

13. Please file an amendment to your Form 10-QSB to include currently dated certifications, as opposed to the certifications presented in your filing dated May 12, 2005. In doing so, please refile the Form 10-QSB in its entirety.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief